Filed Pursuant to Rule 433
Registration No. 333-169315

Entergy Corporation

$500,000,000
4.70% Senior Notes due January 15, 2017

Final Terms and Conditions

January 10, 2012

Issuer:	Entergy Corporation

Security Type:	Senior Notes (SEC Registered)

Expected Ratings(1):	Baa3 (stable outlook) by Moody’s Investors Service BBB- (negative outlook) by Standard & Poor’s Ratings Services

Trade Date:	January 10, 2012

Settlement Date (T+3):	January 13, 2012

Principal Amount:	$500,000,000

Coupon:	4.70%

Coupon Payment Dates:	January 15 and July 15 of each year

First Payment Date:	July 15, 2012

Final Maturity:	January 15, 2017

Optional Redemption Terms:	Make-whole call at any time prior to December 15, 2016 at a discount rate of Treasury plus 50 bps and, thereafter, at par

UST Benchmark:	0.875% due December 31, 2016

Spread to UST Benchmark:	+387.5 bps

Treasury Price:	100-3 ¾

Treasury Yield:	0.851%

Re-offer Yield:	4.726%

Issue Price to Public:	99.885%

Net Proceeds Before Expenses:	$496,425,000

Joint Bookrunners:	Morgan Stanley & Co. LLC
Barclays Capital Inc.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Mizuho Securities USA Inc.
RBS Securities Inc.

Co-Managers:	Credit Agricole Securities (USA) Inc.
Morgan Keegan & Company, Inc.

CUSIP / ISIN:	29364G AG8 / US29364GAG82

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Morgan Stanley & Co. LLC toll free at 1-866-718-1649, (ii) Barclays Capital Inc. toll free at 1-888-603-5847, (iii) BNP Paribas Securities Corp. toll free at 1-800-854-5674, and (iv) Goldman, Sachs & Co. toll free at 1-866-471-2526.